

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2021

Daniel Okelo
Chief Executive Officer
Limitless Projects Inc.
2261 Rosanna Street
Las Vegas, Nevada 89117

> **Re: Limitless Projects Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 13, 2021**
> **File No. 333-252795**

Dear Mr. Okelo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed April 13, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1. We reviewed the changes you made to correct the errors in your financial statements in response to comment 3. Please make arrangements for your auditor to revise its audit report to reference the error correction and the footnote that discusses it. Also, revise your financial statements to label them as restated and provide the disclosures required by ASC 250-10-50-7, including disclosing the nature of the errors and quantifying the effects of the error correction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Daniel Okelo
Limitless Projects Inc.
May 5, 2021
Page 2

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer at (202) 551-3272 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Greg Yanke